COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the three months ended March 31,
	2004	2003

EARNINGS
Pre-tax income	$18,793	$16,599
Fixed charges	3,266	2,070

Total	$22,059	$18,669

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$2,939	$1,758
Interest portion of rental expenses	327	312

Total fixed charges	$3,266	$2,070

Ratio of earnings to fixed charges	6.8 x	9.0 x